UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 5)

IDM PHARMA, INC.

(Name of Subject Company)

IDM PHARMA, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

449394105

(CUSIP Number of Class of Securities)

Timothy P. Walbert

President and Chief Executive Officer

IDM Pharma, Inc.

9 Parker, Suite 100

Irvine, CA 92618

(949) 470-4751

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

L. Kay Chandler, Esq. COOLEY GODWARD KRONISH LLP 4401 Eastgate Mall San Diego, CA 92121-9109 (858) 550-6000	Barbara L. Borden, Esq. COOLEY GODWARD KRONISH LLP 4401 Eastgate Mall San Diego, CA 92121-9109 (858) 550-6000

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 to the Schedule 14D-9 (this “Amendment No. 5”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (“SEC”) on May 26, 2009, as amended and supplemented by Amendment No. 1 to the Schedule 14D-9 filed with the SEC on May 29, 2009, Amendment No. 2 to the Schedule 14D-9 filed with the SEC on June 2, 2009, Amendment No. 3 to the Schedule 14D-9 filed with the SEC on June 18, 2009 and Amendment No. 4 to the Schedule 14D-9 filed with the SEC on June 19, 2009 (as amended from time to time, the “Schedule 14D-9”) by IDM Pharma, Inc., a Delaware corporation (the “Company”). The Schedule 14D-9 relates to the tender offer by Jade Subsidiary Corporation, a Delaware corporation (“Offeror”) and wholly owned subsidiary of Takeda America Holdings, Inc., which is a New York corporation and wholly owned subsidiary of Takeda Pharmaceutical Company Limited, a corporation organized under the laws of Japan (“TPC”), to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”) of the Company at a price of $2.64 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 26, 2009 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”, and together with the Offer to Purchase, the “Offer”), copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively. All references to the Offer to Purchase, the Letter of Transmittal and the Offer include any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, respectively.

All capitalized terms used in this Amendment No. 5 without definition have the meanings ascribed to them in the Schedule 14D-9.

The information in the Schedule 14D-9 is incorporated into this Amendment No. 5 by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided in this Amendment No. 5.

Item 8. Additional Information.

Item 8 (“Additional Information”) of Schedule 14D-9 is hereby amended and supplemented by adding the following text to the end of Item 8:

“The initial offering period of the Offer expired at 12:00 midnight, New York City time, at the end of Monday, June 22, 2009.  According to American Stock Transfer & Trust Company, the depositary for the Offer, as of such time, a total of approximately 21,842,929 Shares (including Shares tendered under guaranteed delivery procedures) had been validly tendered pursuant to the Offer and not properly withdrawn, representing approximately 86.4% of all outstanding Shares.  Pursuant to the terms of the Offer, Offeror has accepted for payment all of such Shares.  Payment for such Shares will be made promptly in accordance with the terms of the Offer.

On June 23, 2009, TPC issued a press release announcing the completion of the initial offering period of the Offer.  TPC also announced that Offeror expects to exercise promptly the option granted to it in the Merger Agreement to purchase additional Shares at US$2.64 per Share, which will result in Offeror owning more than 90% of the outstanding Shares.

Offeror expects to acquire any remaining outstanding Shares by means of a Merger of Offeror with and into the Company, as a result of which the Company will become a wholly owned subsidiary of Takeda America.  Pursuant to the Merger, each remaining outstanding Share (other than (1) any Shares held by the Company as treasury stock or owned by Takeda America, Offeror or any subsidiary of the Company, Takeda America or Offeror and (2) any Shares held by a holder who has not voted in favor of or consented to the Merger and who has properly demanded and perfected his, her or its right to be paid the fair value of such Shares in accordance with the provisions of Section 262 of the General Corporation Law of the State of Delaware) will be automatically cancelled and converted into the right to receive the Offer Price.  Takeda America expects to complete the Merger as soon as practicable pursuant to the short-form merger procedure available under the General Corporation Law of the State of Delaware.

The full text of the press release issued by TPC is attached hereto as Exhibit (a)(5)(G) and is incorporated herein by reference.”

Item 9. Exhibits.

Item 9 (“Exhibits”) of Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(G)	Press Release, dated June 23, 2009, issued by Takeda Pharmaceutical Company Limited (incorporated herein by reference to Exhibit (a)(5)(J) to the Schedule TO filed with the SEC on June 23, 2009).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IDM Pharma, Inc.

	By:	/s/ Robert J. De Vaere
	Name:	Robert J. De Vaere
	Title:	Senior Vice President, Finance and Administration and Chief Financial Officer
Dated: June 23, 2009